

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Mr. Michael L. Middleton
Chief Executive Officer
Tri-County Financial Corporation
3035 Leonardtown Road
Waldorf, Maryland 20601

> **Re:** **Tri-County Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 000-18279**

Dear Mr. Middleton:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Christian Windsor
        Senior Attorney